Exhibit 99.27

Volaris announces the extension of its Concession for a term of 20 years

Mexico City, Mexico. February 24, 2020 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, informs that the Federal Government of the United Mexican States acting through the Ministry of Communications and Transportation granted the renewal of the Concession to provide domestic air transportation services of passengers, cargo and mail contained in the Title TAN-OR-VCV, in favor of our subsidiary Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V., for a term of twenty (20) years starting from May 9, 2020.

The information included does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 187 and its fleet from four to 82 aircraft. Volaris offers more than 400 daily flight segments on routes that connect 40 cities in Mexico and 25 cities in the United States and Central America with one of the youngest fleet in The Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and in selected destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for ten consecutive years. For more information, please visit: www.volaris.com

Investor Relations contact: María Elena Rodríguez & Andrea González/ Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact: Gabriela Fernández / volaris@gcya.mx / +52 55 5246 0100